UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25
                           SEC File Number: 000-50542
                            CUSIP Number: 448876 10 2

                           NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-K  [ ]Form 20-F [ ]Form 11-K  [X] Form 10-QSB [ ]Form -SAR

  For Period Ended: September 30, 2006

  [ ] Transition Report on Form 10-K
  [ ] Transition Report on Form 20-F
  [ ] Transition Report on Form 11-K
  [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form -SAR
  For the Transition Period Ended:____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

Full Name of Registrant: Hydrogen Engine Center, Inc.

Former Name if Applicable: Green Mt.  Labs, Inc.

Address of Principal Executive Office
(Street and Number):                             2502 East Poplar Street
State and Zip Code:                              Algona, Iowa  50511

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
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[X]  (a) The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on the or before the fifth calendar day following the prescribed due date: and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11- K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Registrant has been unable to complete its Form 10-QSB for the quarter ended September 30, 2006, within the prescribed time because of delays in completing the financial statements and management's discussion and analysis that will be part of the Form 10-QSB report. It is anticipated that the report will be filed within the prescribed extension period.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

  Beverly Evans (515) 288- 2500
  ------------------ ----------------------------
 (Name) (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes
[X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         On August 30, 2005 the Company consummated a merger agreement with Green Mt. Labs, Inc., ("Green Mt.") under which the Company was acquired by Green Mt. and a newly created subsidiary of Green Mt. was merged with and into

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

the Company. Information relating to the merger is included in our Current Report on Form 8-K filed with the Commission on September 6, 2005 and amended on September 7, 2005 which report is incorporated herein by reference.


                          HYDROGEN ENGINE CENTER, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  November 14, 2006 By /S/ Sandra Batt
       ----------------------------------------
       Sandra Batt, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

  ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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